UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375 10 7
(CUSIP Number)

One Clark LLC
Mark Goldwasser
120 Broadway
New York, NY 10271
(212) 417-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 8)

CUSIP NO. 636375 10 7
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON One Clark LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 856,480**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 856,480**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 856,480**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%***
14	TYPE OF REPORTING PERSON OO
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 856,480 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the “Preferred Stock”).
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

SCHEDULE 13D
(Amendment No. 8)

CUSIP NO. 636375 10 7
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Goldwasser
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,743**
	8	SHARED VOTING POWER 1,603,223***
	9	SOLE DISPOSITIVE POWER 746,743**
	10	SHARED DISPOSITIVE POWER 1,603,223***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,603,223***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.94%***
14	TYPE OF REPORTING PERSON IN
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 670,750 shares of vested unexercised stock options.
*** This amount includes 856,480 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock held by One Clark, LLC (the “Preferred Stock”).
**** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

SCHEDULE 13D
(Amendment No. 8)

Item 1. Security and Issuer.

This Amendment No. 8 amends and supplements the statements on Schedule 13D, as amended, (the “Schedule 13D”) relating to the common stock, par value $.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Company” or the “Issuer”) and is filed with the Securities and Exchange Commission on behalf of the following persons: (i) One Clark LLC; and (ii) Mark Goldwasser. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On July 1, 2008, the Company consummated the merger of its wholly-owned subsidiary, vFin Acquisition Corporation, with and into vFinance, Inc. (the “Merger”). Pursuant to the terms of the Merger. Mr. Goldwasser was granted an option to purchase 1,000,000 shares of the Company’s Common Stock at $1.64 per share, with 25% of such option vesting immediately and an additional 25% vesting on each yearly anniversary of the date of grant beginning on July 1, 2009.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 16,411,538 shares of Common Stock outstanding as of July 1, 2008. One Clark LLC is the beneficial owner of 856,480 shares of Common Stock (reflecting 856,480 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock), which represents 4.98% of the outstanding shares of Common Stock.

Mark Goldwasser is the direct owner of 746,743 shares of Common Stock. Such amount includes 670,750 shares issuable upon exercise of fully-vested stock options and 75,993 shares of Common Stock. Also, because Mr. Goldwasser is the Manager and a member of One Clark LLC, Mr. Goldwasser may be deemed to own beneficially the 856,480 shares of Common Stock issuable upon conversion of the Company’s Series A Preferred Stock held by One Clark LLC, which represents an aggregate 8.94% of the outstanding shares of Common Stock.

(b) One Clark LLC has the power to direct the vote of 856,480 shares of Common Stock and the power to direct the disposition of 856,480 shares of Common Stock. By virtue of his relationships with One Clark LLC, Mark Goldwasser may also be deemed to have the power to direct the vote of 856,480 shares of Common Stock and the power to direct the disposition of 856,480 shares of Common Stock

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Merger, on July 1, 2008 Mark Goldwasser, Chairman of the board of directors of the Company, Christopher Dewey, Vice Chairman of the board of directors of the Company, and Leonard J. Sokolow, Vice Chairman of the Board of directors of the Company and former Chief Executive Officer and Chairman of the board of directors of vFinance, entered into an agreement (the “Voting Agreement”) to vote their shares of the Company for the election of each other and up to three designees of Mr. Goldwasser and up to three designees of Mr. Sokolow their designated nominees until the earlier to occur of: (i) the Company’s merger, consolidation or reorganization whereby the holders of the Company’s voting stock immediately prior to such transaction own less than 50% of the voting power of the Company immediately after such transaction, (ii) by mutual consent of the parties thereto, (iii) the date that Messrs. Goldwasser, Sokolow and Dewey own in the aggregate less than one percent of the outstanding voting securities of the Company, or (iv) upon the fifth anniversary of the Voting Agreement. Upon listing of the Company’s Common Stock on AMEX, the NASDAQ Capital Market or the NASDAQ Global Market, Messrs. Goldwasser and Sokolow shall have the right to nominate persons for election to the board of directors but the board or nominating committee shall not be obligated to accept such nominees. In addition, provided that Messrs. Goldwasser and Sokolow own sufficient voting power to satisfy the voting rights requirements of the securities exchange on which the Company’s securities are listed, they may mutually agree to designate one person to serve on the Company’s board of directors as long as such person is reasonably satisfactory to national’s board of directors or nominating committee. Further, Messrs Goldwasser’s, Sokolow’s and Dewey’s obligation to vote their shares shall be limited to the designees of Messrs. Goldwasser and Sokolow. If all of their respective nominees are not accepted by the board or nominating committee, then Messrs. Goldwasser or Sokolow will no longer be obligated to vote for the others’ nominees.

Item 7. Material to be filed as Exhibits

1. Voting Agreement, dated July 1, 2008, by and among the Company, Mark Goldwasser, Leonard J. Sokolow and Christopher C. Dewey.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2008

ONE CLARK LLC

By:	/S/ MARK GOLDWASSER
Name:	Mark Goldwasser
Title:	Manager

/S/ MARK GOLDWASSER
Mark Goldwasser